[Republic Services, Inc. Letterhead]
June 22, 2010
VIA FACSIMILE AND EDGAR
Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631

RE:	Republic Services, Inc. Pre-effective Amendments 3 and 4 to Registration Statement on Form S-4 Filed June 9 and 15, 2010 (File No. 333-166567)
Dear Ms. Long:
     Reference is made to your letter, dated June 17, 2010 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), concerning Pre-effective Amendments 3 and 4 to the Registration Statement of Republic Services, Inc. (the “Issuer”) and its guarantor co-registrants (collectively, the “Company”) and related exhibits, on Form S-4 (File No. 333-166567) (as amended, the “Registration Statement”) relating to the Issuer’s offer to exchange its outstanding, unregistered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040 for substantially identical, registered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040, respectively. Concurrently with this letter, the Company is electronically transmitting Amendment No. 5 to the Registration Statement (“Amendment No. 5”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 5.
     Set forth below are the Issuer’s responses to the Comment Letter. To facilitate the Staff’s review, the headings and numbered comments from the Comment Letter have been repeated in this letter in bold face type, and the Issuer’s response immediately follows each numbered comment in regular type.
Procedures for Tendering, page 28
1.	Please refer to comment 11 in our letter dated June 1, 2010. As requested previously, please revise the phrase “as soon as practicable” so that it reads “promptly” in the last sentence of the penultimate paragraph of this subsection (on page 30).
Response: The Company has revised the disclosure on page 30 to replace the phrase “as soon as practicable” with the word “promptly.”

Exhibit 99.1
2.	Please refer to comments three and 11 in our letter dated June 1, 2010. As requested previously, please revise the phrase “as promptly as practicable” so that it reads “promptly” in the last sentence of the last paragraph of Instruction 2.
Response: The Company has revised the disclosure in the last sentence of the last paragraph of Instruction 2 to replace the phrase “as soon as practicable” with the word “promptly.”
3.	Please refer to comments three and 14 in our letter dated June 1, 2010. As requested previously, please revise the last paragraph of Instruction 2 to indicate that if you waive any condition of the exchange offers as to particular unregistered notes, you will waive the condition for all original notes.
Response: The Company has revised the disclosure in the last paragraph of Instruction 2 and in Instruction 9 to indicate that if it waives any condition of the exchange offers as to particular unregistered notes, it will waive the condition for all unregistered notes.
4.	Please refer to comments three and 15 in our letter dated June 1, 2010. As requested previously, please revise the last paragraph of Instruction 2 to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer’s expiration.
Response: The Company has revised the disclosure in the last paragraph of Instruction 2 to clarify that all conditions to the exchange offer must be satisfied or waived before the exchange offer’s expiration.
     Any questions or comments with respect to this response letter and Amendment No. 5 may be communicated to the undersigned at (480) 627-2375 or to Jodi A. Simala at Mayer Brown LLP at (312) 701-7920. Please send copies of any correspondence relating to these filings to Jodi A. Simala by facsimile to (312) 706-8436 with the original by mail to Mayer Brown LLP, 71 South Wacker Drive, Chicago, IL 60606.

Very truly yours,

/s/ Michael P. Rissman

Michael P. Rissman
Executive Vice President, General Counsel and Secretary

cc:	Jodi A. Simala, Mayer Brown LLP Edward M. Kelly, SEC